SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NPC 0106 POLICY ON TRANSACTIONS WITH RELATED PARTIES AND CONFLICTS OF INTEREST

CORPORATE GOVERNANCE

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1. PURPOSE

To set guidelines that will contribute to ensuring that transactions between related parties are carried out considering the best interests of Companhia Paranaense de Energia - Copel (Holding Company) and its wholly-owned subsidiaries, hereinafter called Copel, based on principles of independence, competitiveness, compliance, transparency, equity and commutativity.

This Policy is applicable to Copel and its wholly-owned subsidiaries (direct and indirect) and controlled companies (direct and indirect), respecting their corporate procedures and recommended to companies in which Copel has equity interests, respecting their corporate procedures, proportionally to the relevance, materiality and the risks of the business in which they participate.

It is also applicable, as a recommendation, to jointly controlled companies, affiliated companies and other equity interests, subject to their corporate procedures.

This Policy also aims to prevent and manage situations of potential conflict of interest when carrying out transactions involving Related Parties.

2. CONCEPTS

2.1 - RELATED PARTY (ACCORDING TO CPC 05 DISCLOSURE ON RELATED PARTIES)

“Related party is the individual or legal entity that is related to the entity that is preparing its financial statements (“reporting entity”).

a)	An individual, or an individual’s close family member, is related to the reporting entity if:
i.	has full or shared control of the reporting entity;
ii.	has significant influence over the reporting entity; or
iii.	is a member of the key management personnel of the reporting entity or of the parent company of the reporting entity.
b)	A legal entity is related to the reporting entity if any of the following conditions are met:
i.	the legal entity and the reporting entity are members of the same group (the parent company and each subsidiary are interrelated, and the entities under common control are related to each other);
ii.	the legal entity is an associate or joint venture of another entity (or an associate or joint venture of an entity that is a member of a group of which the other entity is a member);
iii.	both entities are joint ventures of a third entity;
iv.	the entity is a joint venture of a third entity and the other entity is an associate of the same third entity;
v.	the legal entity is a post-employment benefit plan whose beneficiaries are the employees of the reporting entity and of the entity that is a related party to it. If the reporting entity is itself a post-employment benefit plan, employees contributing to it will also be considered related parties to the reporting entity;
vi.	the entity is controlled, whether in full or jointly, by an individual identified in item (a);
vii.	an individual identified in item (a)(i) has significant influence over the entity or is a member of the entity’s key management personnel (or of the entity's parent company); and
viii.	the entity, or any member of its group, is key management personnel of the reporting entity or its parent company.”

2.2 - RELATED PARTY (ACCORDING TO ANEEL NORMATIVE RESOLUTION 699/2016)

The following are related parties to Copel:

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a)	is a controlling shareholder, subsidiary and affiliates, as well as the subsidiaries and affiliates of a common controlling shareholder;
b)	its directors and executive officers, when the subject matter of the business does not cover the responsibilities and statutory duties inherent to the position;
c)	legal entities that have common directors or managers, appointed by the controlling shareholders representing the majority of the voting capital in each company; and
d)	legal entities that have directors or managers common to the Permissionaire”.

2.3 - AFFILIATED COMPANY (CPC 18 – INVESTMENT IN AFFILIATED COMPANY, IN A CONTROLLED COMPANY AND IN A JOINTLY CONTROLLED COMPANY)

Entity in which the investor has significant influence.

2.4 - JOINT CONTROL (CPC 18 – INVESTMENT IN AFFILIATED COMPANY, IN A CONTROLLED COMPANY AND IN A JOINTLY CONTROLLED COMPANY)

Contractually agreed sharing of business control, which exists only when decisions on relevant activities require the unanimous consent of the parties sharing control.

2.5 - JOINTLY CONTROLLED COMPANY (CPC 18 - INVESTMENT IN AFFILIATED COMPANY, IN A SUBSIDIARY AND IN A JOINTLY CONTROLLED COMPANY)

A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of this arrangement.”

2.6 - RELATED TRANSACTIONS (CVM INSTRUCTION 480/2009)

Set of similar transactions that have a logical relationship to each other due to their subject matter or of their parties, such as:

•	subsequent transactions arising from a first transaction made, provided that it has established its main conditions, including the amounts involved; and
•	on-going transactions covering periodic benefits, provided that the amounts involved are already known”.

2.7 - SIGNIFICANT INFLUENCE (CPC 18 - INVESTMENT IN AFFILIATED COMPANY, IN A SUBSIDIARY AND IN A JOINTLY CONTROLLED COMPANY)

Power to participate in the financial and operational policy decisions of the invested, but which does not characterize control or joint control of those policies.

2.8 - STATE (CPC 05 DISCLOSURE ON RELATED PARTIES)

Government in its broadest sense, government agencies and similar organizations, whether local, state, federal, national or international.

2.8.1 - STATE-RELATED ENTITY

Entity that is controlled, in full or jointly, or that is subject to Significant Influence of the State.

2.9 - AN INDIVIDUAL’S CLOSE RELATIVES (CPC 05 DISCLOSURE ON RELATED PARTIES)

Close relatives are family members who can be expected to influence or be influenced by the individual in transactions with the entity, including:

a)	the individual’s children, spouse or partner;
b)	the children of the individual’s spouse or partner;
c)	the individual’s dependents and the dependents of the individual’s spouse or partner;
d)	parents; and
e)	brothers and sisters.

2.10 - KEY MANAGEMENT PERSONNEL (CPC 05 DISCLOSURE ON RELATED PARTIES)

People who have authority and responsibility for the planning, managing, and controlling the entity’s activities, directly or indirectly, including any manager of said entity.

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2.11 - TRANSACTION WITH RELATED PARTY

Refer to the transfer of resources, services or obligations between Copel and a Related Party, independent of the collection of any amount in return, which must be concluded under conditions commutative, respecting the transparency, fairness and interests of Copel and its shareholders.

Relationship with Related Parties is not prohibited, on the contrary, it is normal in business. One point of attention regarding Related Party transactions is compliance with the conditions of commutativity, independence and transparency, as well as the correct disclosure of information.

2.12 - NOT CONSIDERED RELATED PARTIES (CPC 05 DISCLOSURE ON RELATED PARTIES)

a)	two legal entities, for the sole reason that they have a manager or other member of Key Management Personnel in common, or because a member of the key management personnel of one legal entity significant influence over the other legal entity;
b)	two entrepreneurs, for the sole reason that they share control over a joint venture;
c)	legal entities that provide financing;
d)	trade unions;
e)	legal entities that provide public services;
f)	State departments and agencies that do not control, whether in full or jointly, or have significant influence over the reporting entity, simply because of the normal business relations between them (even if they can restrict the freedom of action of the legal entity or participate in its decision-making process); and
g)	a customer, supplier, concessionaire or general agent with whom the legal entity retains a significant volume of business, simply because of the resulting economic dependence between the two.

2.13 - CONFLICT OF INTEREST

Conflicts of interest arise when an individual and/or entities are involved in a decision-making process in which they have the power to influence the final result and to obtain an advantage for themselves, for a close relative or for a third parties with which they are involved.

2.14 - MARKET CONDITIONS

Transactions that:

a)	are carried out in accordance with the standards generally adopted in the market in similar businesses, if the comparison is possible;
b)	are carried out with the purpose of serving the best interests of the Company; and
c)	were completed with the diligence that would be expected to effectively independent parties.

2.15 – COMMUTATIVITY OF CONTRACTS (ANEEL NORMATIVE RESOLUTION 699/2016)

2.15.1 - Certain and determined service contracts, in which the parties already know their future effects, anticipating advantages and obligations, which are usually equivalent as the rights and duties of the contractors are proportionally established.

2.15.2 - The legal acts and transactions between related parties shall be established under strictly commutative conditions, without disproportionately burdening the parties.

2.15.3 - The commutativity of contracts is verified when their economic and financial clauses are compatible with those practiced in the market in legal acts or transactions with substitute goods or services.

3. CONTEXT

According to CPC 05 - Disclosure on Related Parties, Related parties may enter into transactions that unrelated parties would not. For example, an entity that sells goods to its parent company at cost might not sell on those terms to another customer. Also, transactions between related parties may not be made at the same amounts as between unrelated parties.

For these reasons, knowledge of related party transactions and outstanding balances may affect assessments of the Company’s operations by users of financial statements, including assessments of the risks and opportunities

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the entity might face. Therefore, it is extremely important that internal procedures and controls are implemented to ensure that the Company’s financial statements include the necessary information to draw users’ attention to the possibility that the entity’s balance sheet and income statement are affected by the existence of related parties and by transactions and outstanding balances.

4. PRINCIPLES

4.1 - This policy is based on Copel’s Values and Code of Conduct.

4.2 - The policy seeks to ensure an adequate and diligent decision-making process by Copel’s management based on the following principles:

a)	Employees, managers or anyone acting on behalf of Copel should prioritize Copel’s interests, regardless of who is the counterparty in the negotiation, adopting integrity and ethical conduct, as well as complying with applicable laws and regulations, the Code of Conduct and other standards, acting with full independence and absolute transparency.
b)	Transactions with related parties must be made under commutative conditions, without conflict of interest, in compliance with market conditions and must be disclosed in an appropriate and timely manner, and the impact of such agreement and the possible risks involving the reputation must be observed.
c)	Transactions are considered under market conditions if the following principles are observed:
•	competitiveness: prices and conditions compatible with those practiced in the market;
•	conformity:compliance with the contractual terms and responsibilities, and with adequate information security controls;
•	transparency: adequate reporting of the agreed conditions and their application, as well as reflections in Copel’s financial statements;
•	commutativity: proportional benefits for each party; and
•	equity and independence: impartiality to recognize the right of each party.

5. GUIDELINES

5.1 - Ensure that in transactions with related parties the essence of the relationship be borne in mind, as well as its legal form.

5.2 - Guide Copel’s transactions, including those with related parties, without conflict of interest and in compliance with market conditions.

5.3 - Disclose transactions with related parties in a complete, adequate and timely manner, including auditable and traceable documents, necessary for assessment procedures.

5.4 - The Board of Directors is responsible for monitoring transactions with related parties, ensuring that they avoid potential conflicts of interest and are in compliance with market conditions, pursuant to the requirements established in this Policy.

5.5 - Provide access to this Policy and the 'TERM OF ADHERENCE TO THE POLICY AND TERM OF CONSENT FOR CONSULTATION AND DISCLOSURE OF RELATED PARTIES' to officers and board members when they take office, providing training on its application.

5.6 - Ensure that all decisions which may involve a potential conflict of interest and that may benefit any of its officers, shareholders, board members or employees, as well as relatives, entities or individuals related to them, are absolutely equitable and respect Copel’s interest.

5.7 - Present, prior to the approval of specific transactions or guidelines for hiring transactions, the market alternatives in relation to the related party transaction that Copel intends to carry out, presenting acceptable reasons for the transaction that does not fall under as market conditions and the need for compensatory payment.

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5.8 - Prohibit any form of compensation to advisors, consultants or intermediaries that could involve a conflict of interest with Copel, its managers, members of the fiscal council, shareholders or shareholder classes.

5.9 - Prohibit loans granted to controlling shareholders and managers.

5.10 - Preserve the equitable treatment among all shareholders in corporate restructurings involving related parties.

5.11 - Enable the Board of Directors, the Statutory Audit Committee or the Board of Directors to hire external advisors to assist in the evaluation of transactions, ensuring the integrity and reliability of the work.

5.12 - Ensure that Copel’s internal control system mechanisms are able to identify a particular interest or conflict of interest or potential conflict not disclosed by the conflicting party or by anyone who has knowledge thereof.

5.13 - Ensure that this Policy is revised at least once every year, and approved by the Board of Directors, disclosing it to shareholders, managers, board members and the market in general.

5.14 - Ensure that contracts between related parties are subject to Aneel’s controls before and after the transaction, in accordance with Aneel Normative Resolution 699/2016.

5.15 - Ensure that transactions with related parties within the limits below, as established by the Board of Directors, are forwarded to the Statutory Audit Committee for prior analysis and subsequent deliberation by the Board of Directors:

I – transaction or set of related transactions with a total value that exceeds the lower of the following amounts: (i) R$50,000,000.00 (fifty million reais); or

(ii) 1% (one percent) of Copel’s total assets (issuer); and

II – at the discretion of management, transaction or set of related transactions with a total value lower than the parameters set forth in item I, observing:

(i) the characteristics of the transaction;

(ii) the nature of the relationship of the party related to Copel (issuer); and

(iii) the nature and extent of the interest of the related party in the transaction.

5.16 - Ensure that the convenience of continuing transactions with recurring related parties is reviewed upon renewal.

6. DECISIONS INVOLVING RELATED PARTIES OR CONFLICTS OF INTEREST

6.1 - According to the “Legal Guidance for Directors and Officers” of the Brazilian Institute of Corporate Governance, if a potential conflict of interest is identified, the manager or employee should be prevented from participating in the negotiation, structuring and decision-making process relating to the operation, in order to protect Copel's interests.

6.2 - If a member of the Board of Directors or Board of Executive Officers has potential gain from any decision and does not express his/her conflict of interest, any other member of the board who is aware of the fact may do so. In this case, the failure of a manager to indicate a conflict of interest shall be considered a violation of his/her fiduciary duties, and should be brought to the attention of the Board of Directors.

6.3 - The manifestation of a conflict of interest and subsequent abstention shall be included in the minutes of the meeting in which the matter was discussed.

6.4 - In accordance with the “Legal Guidance for Directors and Officers” of the Brazilian Institute of Corporate Governance and CVM Opinion 35, its principles and guidelines should apply to transactions with related parties involving the parent company and its subsidiaries.

6.5 - Moreover, the Boards should seek the best conditions available in the market for the execution of restructuring operations involving the parent company and its subsidiaries or companies under common control, and should consider alternatives to the proposed related party transaction, seeking them in the market, to achieve its purpose and to fulfill the fiduciary duties towards society.

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7. PENALTIES

Violations of this Policy will be analyzed by the Statutory Audit Committee, with the consequent submission to Copel’s Board of Directors, which will adopt the appropriate measures, further warning that certain conduct may constitute a crime, subjecting those responsible to the consequences provided for in current legislation.

08. AWARENESS AND CERTIFICATION

All Copel employees and managers, as well as the chairmen of the Board of Directors (or similar bodies) of the subsidiaries, jointly-owned subsidiaries, affiliated companies and other equity interests shall be aware of this Policy within a maximum of 30 days after its approval date, in order to discuss and resolve on the approval of a similar policy.

09. FINAL PROVISIONS

Omissions related to this Policy will be submitted to the Statutory Audit Committee that will further evaluate their submission to the Board of Directors.

10. RELATED LEGISLATION AND REGULATIONS

a)	Federal Law No. 6,404/76 – Brazilian Corporate Law;
b)	State Law No. 15,608/2007 – Law on Tenders;
c)	State Law No. 19,188/2017 – Amendment to Law No. 15,608/2007;
d)	Federal Law No. 12,846/2013 – Anti-Corruption Law;
e)	Federal Decree No. 8,420/2015 – Regulates the Anti-Corruption Law;
f)	Federal Law No. 13,303/2016 – State-Owned Companies Responsibility Law;
g)	Copel's bylaws;
h)	CVM Resolution No. 642/2010;
i)	CVM Instruction No. 552/2014;
j)	CVM Instruction No. 480/2009;
k)	Aneel Normative Resolution No. 699/2016;
l)	B3’s “HIGHLIGHTS IN STATE-OWNED COMPANIES’ GOVERNANCE” Program;
m)	Technical Pronouncements, issued by the Accounting Pronouncements Committee - CPC;
n)	Code of Best Practices for Corporate Governance of the Brazilian Corporate Governance Institute - IBGC;
o)	Copel’s Code of Conduct;
p)	NPC 0201 - Supply policy;
q)	Internal Rules of Tenders and Contracts in compliance with Federal Law No. 13,303/2016;
r)	Normative Documents Concerning Tenders, Contracts, and Additions Based on Federal Laws No. 8,666/93 and 13,303/16 and State Law No. 15,608/07;
s)	Accounting Practices Manual – Copel;
t)	Brazilian Code of Corporate Governance – Publicly-Traded Companies;
u)	Legal Guidance for Directors and Officers of the Brazilian Institute of Corporate Governance.

This is an update of NPC 0106 of December 05, 2019.

This Policy was approved at the 209th Ordinary Meeting of the Board of Directors - ROCAD of December 9, 2020.

NPC 0106 POLICY ON TRANSACTIONS WITH RELATED PARTIES AND CONFLICTS OF INTEREST

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EXHIBIT I

TERM OF ADHERENCE TO THE POLICY ON TRANSACTIONS WITH RELATED PARTIES AND CONFLICTS OF INTEREST AND TERM OF CONSENT FOR CONSULTATION AND DISCLOSURE OF RELATED PARTIES

Name:
Identity Card No.:	CPF No.:

I hereby declare that I have read and understood the terms and conditions of NPC 0106 - Policy on Transactions with Related Parties and Conflicts of Interest of Companhia Paranaense de Energia - Copel, approved by its Board of Directors, confirming my adherence to said Policy and undertaking to disseminate its purpose, complying with all its guidelines and practices.

I also undertake to inform Copel whenever I or a Party Related to me, including a close member of my family, is in the process of entering into a Transactions with Companhia Paranaense de Energia - Copel (Holding Company), its wholly-owned subsidiaries, subsidiaries, jointly-owned subsidiaries, where applicable, affiliates and other equity interests and their stakeholders.

Also in compliance with that established in NPC 0106, which defines the guidelines for transactions with related parties within the scope of Companhia Paranaense de Energia - COPEL (Holding Company) and its wholly-owned subsidiaries, in accordance with current regulations and Technical Pronouncement CPC 05 (R1) - Disclosure on Related Parties, of the Accounting Pronouncements Committee, I hereby inform the name and number of the Individual Taxpayers’ ID (CPF) of the following members of my family, as provided for in said Accounting Pronouncement:

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Family information:

Indicate the name of the spouse and relatives, up to 2nd degree, as listed below.:
Spouse:	CPF:
1st degree
Father:	CPF:	Mother:	CPF:
Child/dependent:	CPF:	Child/dependent:	CPF:
Child/dependent:	CPF:	Child/dependent:	CPF:
2nd degree
brothers and sisters:	CPF:	brothers and sisters:	CPF:
brothers and sisters:	CPF:	brothers and sisters:	CPF:

Requirement of Law No. 13,303/2016:

		YES	NO
The spouse, brothers or sisters, parents and/or children occupy a position in the direct or indirect public administration, the position of administrator (Board of Directors and Board of Executive Officers) or Supervisory Board Meetings in a Government-Controlled Company or its subsidiaries?
If yes, indicate position and company using the table below:
Position	Company	Paid
		YES	NO

CPC 05 Requirement - Disclosure of Related Parties:

Close members of a person's family are those members of the family who can be expected to exert influence or be influenced by the person in those members' dealings with the entity and include:

(a) the person's children, spouse or partner;

(b) the children of the person's spouse or partner; and

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(c) dependents of the person, his / her spouse or partner.

In addition, in the table below I inform the company (ies) of which I am the owner, administrator and / or have a shareholding in this date, as well as the company (ies) owned by the close members members of my family who have a significant shareholding, that is, member (s) of the key management (or parent) personnel.

Company:

Corporate Taxpayer’s ID (CNPJ):	Sector in which it operates:

Name of Partner (if family member)

Company:

Corporate Taxpayer’s ID (CNPJ):	Sector in which it operates:

Name of Partner (if family member)

Company:

Corporate Taxpayer’s ID (CNPJ):	Sector in which it operates:

Name of Partner (if family member)

Company:

Corporate Taxpayer’s ID (CNPJ):	Sector in which it operates:

Name of Partner (if family member)

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I hereby authorize Copel to:

i)	Consult the individuals indicated by me in this document, in order to identify information on possible participation in companies;
ii)	Disclose the result of this consultation and the list of companies informed by me in this Term, in the list of Related Parties maintained by COPEL in its internal e-mail.

This control procedure is aimed at monitoring the transactions between Related Parties in order to disclose the nature of the relationship, as well as information about the potential effect of such relationship in the financial statements, in accordance with CPC - 05.

It is also worth noting that the Public Company Accounting Oversight Board (PCAOB), an entity that supervises the work of US auditing firms, has established, in its Auditing Standard No. 2410 - Related Parties, new requirements to be adopted from 2015 by the independent auditors, in order to assess whether the company adequately identifies its related parties and how it evaluates, accounts and discloses the transactions with them in its financial statements.

I declare to be aware of the need for the information requested in this document, my responsibility to inform all data correctly and update it, at least annually, in December, or whenever there is a change.

Policy on Transactions with Related Parties:

https://ir.copel.com/enu/bylaws-regiments-policies-and-committees

Technical Pronouncement CPC – 05:

http://www.cpc.org.br/CPC/Documentos-Emitidos/Pronunciamentos/Pronunciamento?Id=36

Place and date	Signature

Annex: Tables for information on relatives and list of companies, if more is required.

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Additional tables (tables for information on relatives and list of companies, if more is required):

1st degree
Child:	Child:
Child:	Child:
2nd degree
brothers and sisters:	brothers and sisters:
brothers and sisters:	brothers and sisters:

Company:

Corporate Taxpayer’s ID (CNPJ):	Sector in which it operates:

Name of Partner (if family member)

Company:

Corporate Taxpayer’s ID (CNPJ):	Sector in which it operates:

Name of Partner (if family member)

Company:

Corporate Taxpayer’s ID (CNPJ):	Sector in which it operates:

Name of Partner (if family member)

Signature

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 16, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.